FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]     Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]         No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") on November 3, 2005 announcing plans to release its third quarter 2005 results and conference call.

EXHIBIT 1


NEWS RELEASE for November 3, 2005 at 8:00 AM EST
------------------------------------------------
Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 697 8199
         michaelm@allencaron.com            snt@toptankers.com

                TOP TANKERS ANNOUNCES DATE OF THIRD QUARTER 2005
                       RESULTS RELEASE AND CONFERENCE CALL

ATHENS, GREECE (November 3, 2005) ... TOP Tankers Inc (Nasdaq: TOPT) announced plans to release its third quarter 2005 results on Thursday, November 10, 2005, at 7:35 AM EST. The Company's management will host a conference call to review the results and discuss other corporate news and its outlook that same day at 11:00 AM EST.

     Participants should dial into the call 10 - 15 minutes before the scheduled time using the following numbers: 877 407 8035 (from the US and Canada) or +1 201 689 8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.vcall.com.

     A telephonic replay of the conference call will be available by dialing 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada); enter account number 286 and conference ID number 174572. An online archive will also be available immediately following the call at the sites noted above. Both are available through November 16, 2005.

About TOP Tankers Inc
---------------------
     TOP Tankers Inc is an international provider of worldwide seaborne transportation services of bulk commodities. The Company expects to operate a fleet of 27 tankers transporting crude oil and refined petroleum products. The fleet under management consists of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately
2.6 million dwt, of which 88.8 percent are sister ships. Eighteen of the Company's 27 tankers will be on time-charter contracts with an average term of over three years with all but one of the time-charters including profit sharing agreements.

Forward Looking Statement
-------------------------
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (registrant)


Dated:  November 4, 2005                    By: /s/ Stamatis N. Tsantanis
                                                   ----------------------------
                                                   Stamatis N. Tsantanis
                                                   Chief Financial Officer


23116.0001 #615271